Notice of Annual General
Meeting of Members

May 16, 2006

and

Management Information Proxy Circular

Aurizon Mines Ltd.
www.aurizon.com

AURIZON MINES LTD.

Suite 900, 510 Burrard Street
Vancouver, British Columbia  V6C 3A8

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the members of AURIZON MINES LTD. (the “Company”) will be held in the Boardroom of Computershare Trust Company of Canada, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, on Tuesday, May 16, 2006, at the hour of 2:00 p.m., Vancouver time, for the following purposes:

1.

To receive and consider the report of the directors to the members and the consolidated financial statements of the Company together with the auditors’ report thereon for the financial year ended December 31, 2005;

2.

to fix the number of directors at eight (8);

3.

to elect directors for varying terms;

4.

to appoint the auditors for the ensuing year;

5.

to authorize the directors to fix the remuneration to be paid to the auditors;

6.

to transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 28th day of March, 2006.
BY ORDER OF THE BOARD

David P. Hall, Chairman,
President & Chief Executive Officer

AURIZON MINES LTD.

Suite 900,
510 Burrard Street
Vancouver, British Columbia V6C 3A8

INFORMATION CIRCULAR
(Information as at March 28, 2006, except as indicated)

This information circular is furnished in connection with the solicitation of Proxies by the management of AURIZON MINES LTD. (the “Company”) for use at the Annual General Meeting of the Company to be held on May 16, 2006 (the “Meeting”).  The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company.  The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder.  The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the “Management Proxyholders”).

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares.  More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's,

RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare Trust Company of Canada as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar-code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares, which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to “non objecting beneficial owners”.  If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf.  By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.  The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.  Only registered shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

(A)

AUTHORIZED SHARES

The Company is authorized to issue 600,000,000 shares without par value divided into 500,000,000 Common Shares and 100,000,000 Preferred Shares issuable in series.

(B)

ISSUED AND OUTSTANDING SHARES

139,607,048 Common Shares and no Preferred Shares were issued and outstanding, as at March 28, 2006.

(C)

VOTING SHARES

The holders of Common Shares are entitled to one vote for each Common Share held.  Holders of Common Shares of record at the close of business on March 20, 2006, will be entitled to receive notice of and vote at the Meeting.

(D)

PRINCIPAL HOLDERS OF VOTING SHARES

To the knowledge of the directors and executive officers of the Company, as at March 28, 2006, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company, except as follows:

Title Of Class	Identity of Person or Group	Date/Type of Report	Number of Common Shares Owned	Percentage of Issued & Outstanding Common Shares Owned
Common Shares	Goodman & Company, Investment Counsel Ltd.	December 31, 2005/ Per 13G SEC and EW Report NI62-103	15,931,766 (¹)	11.42% undiluted as at December 31, 2005

(¹)

Shares are held within mutual funds and other client accounts managed by Goodman & Company, Investment Counsel Ltd. Acting as Investment Counsel and Portfolio Manager.

ELECTION OF DIRECTORS

At each annual general meeting, directors shall be elected to fill the places of the directors whose terms of office expire at the meeting, but if the number of directors is changed pursuant to the Company’s Articles at or prior to the meeting, a greater or lesser number of directors shall be elected accordingly.  A director whose term of office expires shall be eligible for re-election.

With respect to the election of directors:

i.

the terms of office of Messrs. Sargent H. Berner, David P. Hall and Frank A. Lang expire at the annual meeting of shareholders to be held on May 16, 2006.

ii.

the term of office of Mr. Brian S. Moorhouse will expire at the third next succeeding annual meeting of the shareholders subsequent to June 15, 2004.

iii.

the term of office of Mr. Faucher will expire at the second next succeeding annual meeting of the shareholders subsequent to May 17, 2005.

iv.

the terms of office of Messrs. Ian S. Walton and Robert Normand, will expire at the third next succeeding annual meeting of the shareholders subsequent to May 17, 2005.

The Company has an audit committee, members of which are set out below.  The Company also has an executive compensation and corporate governance committee, members of which are set out below.

Name, Jurisdiction of Residence, Position

Number of Common Shares Beneficially

Served as a
with the Company and Principal Occupation

Owned or Controlled (Directly/Indirectly) (a)

Director since

Management of the Company proposes to nominate the following persons, whose terms as directors will expire at the Meeting to be held on May 16, 2006 for election as directors for a term expiring at the third next following annual general meeting.  Information concerning such persons, as furnished by the individual nominee, is as follows:

SARGENT H. BERNER(c)

210,700

1988
British Columbia, Canada
DIRECTOR;
Associate Counsel, DuMoulin Black, Barristers & Solicitors

DAVID P. HALL

662,642

1988
British Columbia, Canada
CHAIRMAN, PRESIDENT & CHIEF EXECUTIVE OFFICER
Chartered Accountant

Management of the Company proposes to nominate the following person, whose term as a director will expire at the Meeting to be held on May 16, 2006, for election as a director for a term expiring at the next following annual general meeting.  Information concerning such person, as furnished by the individual nominee, is as follows:

FRANK A. LANG

1,240,170

Directly

1988
British Columbia, Canada

   439,175

Indirectly
DIRECTOR; P. Eng.

1,679,345
Chairman and President of Cream Minerals Ltd.

Management of the Company proposes to nominate the following person for election as a director for a term expiring at the third next following annual general meeting.  Information concerning such person, as furnished by the individual nominee, is as follows:

LOUIS DIONNE

NIL

N/A
Ontario, Canada
DIRECTOR NOMINEE
Mining Consultant

The Company’s directors whose term of office do not expire at the Meeting of shareholders to be held on May 16, 2006, are set out below.  Information concerning such persons, as furnished by the individual directors, is as follows:

RICHARD FAUCHER(b) (c)

10,000

1999
Quebec, Canada
DIRECTOR; P. Eng.
Chief Operating Officer of Canadian Royalties Inc.

BRIAN S. MOORHOUSE(b)(c)

145,070

Directly

1988
British Columbia, Canada

 150,131

Indirectly
LEAD DIRECTOR, CHAIRMAN OF THE

295,200
 EXECUTIVE COMPENSATION AND
CORPORATE GOVERNANCE COMMITTEE;
President of Vega Management Corporation

ROBERT NORMAND(b)

75,000

1999
Québec, Canada
DIRECTOR, CHAIRMAN OF THE AUDIT COMMITTEE
Chartered Accountant

IAN S. WALTON

549,000

Directly

1993
British Columbia, Canada

130,400

Indirectly
DIRECTOR, EXECUTIVE VICE-PRESIDENT

679,400
 & CHIEF FINANCIAL OFFICER
Chartered Accountant

Notes:

(a)

Shares beneficially owned as at March 28, 2006, directly or indirectly, or over which control or direction is exercised, is based upon information furnished to the Company by individual directors.  Unless otherwise indicated, such shares are held directly.

(b)

Member of the Audit Committee.

(c)

Member of the Executive Compensation and Corporate Governance Committee

STATEMENT OF EXECUTIVE COMPENSATION

(A)

COMPENSATION OF NAMED EXECUTIVE OFFICERS

The following table (presented in accordance with Form 51-102F6 of National Instrument 51-102 ( “NI-51-102”)) sets forth all annual and long term compensation for services in all capacities to the Company for the three (3) most recently completed financial years (to the extent required by NI-51-102) in respect of the individuals who were as at December 31, 2005, the Chief Executive Officer and the Executive Vice-President & Chief Financial Officer of the Company and the other three most highly compensated executive officers of the Company, as at December 31, 2005, whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the “Named Executive Officers” or “NEO”.

SUMMARY COMPENSATION TABLE

Annual Compensation

Long Term Compensation

Awards

Payouts

Named Executive Officer and Principal Position as at 12/31/05 (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen- sation ($) (e) (1)	Securities Granted Under Options (#) (f)	Shares/Units Subject to Resale Restrictions ($) (g)	LTIP Payouts ($) (h)	All Other Compen- sation ($) (i) (2)
David P. Hall Chairman, Chief Executive Officer & President	2005 2004 2003	$209,000 $201,000 $195,000	$84,000 $60,000 $78,000	$32,800 $88,000 $82,500	240,000 NIL 100,000	NIL NIL NIL	N/A N/A N/A	$619 $664 $653
Ian S. Walton, Executive Vice-President & Chief Financial Officer	2005 2004 2003	$166,000 $160,000 $155,000	$50,000 $36,000 $46,500	$51,250 $49,700 $129,200	240,000 NIL 100,000	NIL NIL NIL	N/A N/A N/A	$619 $664 $653

Notes:

(1)

Nominal value.  Please see OPTION EXERCISES set out in item (D) below.

(2)

The dollar value of insurance premium paid by the Company during the financial year with respect to term life insurance for the benefit of the Named Executive Officer.

 (B)

LONG-TERM INCENTIVE PLANS

The Company does not have a long-term incentive plan or “LTIP”, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities), was paid or distributed to the Named Executive Officers during the most recently completed financial year, other than options as set out in item (C) below.

(C)

OPTION GRANTS/STOCK APPRECIATION RIGHTS

The Company does not grant stock appreciation rights or “SARS” as compensation for services rendered, whereby the Named Executive Officers would receive a payment based wholly or in part on changes in the trading price of the Company’s publicly traded securities.  The Company has formalized stock option plans for the granting of incentive stock options to the executive officers, senior managers, employees, directors and consultants engaged by the Company (the “Plans”).

The following options were granted to the Named Executive Officers during the most recently completed financial year.

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR ENDED DECEMBER 31, 2005
Name (a)	Securities Under Options Granted (1) (#) (b)	% of Total Options Granted in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options on the Date of Grant ($/Security) (e)	Expiration Date (f)
David P. Hall, Chairman, Chief Executive Officer & President	120,000	7.74%	$1.50	$1.23	May 17, 2008
	120,000	7.74%	$1.37	$1.37	December 7, 2010
Ian S. Walton, Executive Vice-President & Chief Financial Officer	120,000	7.74%	$1.50	$1.23	May 17, 2008
	120,000	7.74%	$1.37	$1.37	December 7, 2010

(1)

The options became exercisable on the date of grant.

(D)

OPTION EXERCISES AND YEAR END OPTION VALUES

The Named Executive Officers exercised the following options during the most recently completed financial year.  The following table (presented in accordance with the Regulation) also sets forth details of the financial year-end value of unexercised options on an aggregated basis held by the Named Executive Officers.  Options vest immediately upon grant.

AGGREGATE OPTION EXERCISES DURING THE FINANCIAL YEAR ENDED
DECEMBER 31, 2005 AND FINANCIAL YEAR-END OPTION VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized(1) ($) (c)	Unexercised but exercisable Options at Financial Year End (#) (d)	Value of Unexercised but exercisable in-the-Money Options at Financial Year End (2) ($) (e)
David P. Hall Chairman, Chief Executive Officer & President	80,000	$32,800	340,000	$73,200
Ian S. Walton, Executive Vice-President & Chief Financial Officer	125,000	$51,250	340,000	$73,200

Notes:

(1)

Notional value on the date of exercise.

 (2)

Maximum notional value at December 31, 2005.  The closing price of the Company’s shares as at December 31, 2005 was $1.74 per share.

 (3)

Of this amount:  100,000 shares are exercisable @ $2.00 per share on or before December 17, 2006; and 120,000 shares are exercisable @ $1.50 per share on or before May 17, 2008; and 120,000 shares are exercisable @ $1.37 on or before December 7, 2010.

(4)

Of this amount:  100,000 shares are exercisable @ $2.00 per share on or before December 17, 2006; and 120,000 shares are exercisable @ $1.50 per share on or before May 17, 2008; and 120,000 shares are exercisable @ $1.37 on or before December 7, 2010.

(E)

OPTION RE-PRICING

During the most recently completed financial year, the Company has not re-priced downward any options held by the Named Executive Officers.

(F)

DEFINED BENEFIT OR ACTUARIAL PLAN

The Company does not have a defined benefit or actuarial plan.

(G)

TERMINATION OF EMPLOYMENT, CHANGES IN RESPONSIBILITY AND EMPLOYMENT CONTRACTS

The Company has entered into employment contracts with each of the Named Executive Officers, whereby in the event of the termination of employment, without cause, or in the event of a change in responsibilities following a change in control, in lieu of further salary for periods subsequent to the date of termination, an amount which shall be equal to three (3) times the Named Executive Officer’s Annual Salary in effect as at the date of termination, plus (3) times the Named Executive Officer's average annual bonus, calculated as the average of the annual bonus paid to the Named Executive Officer in the three (3) fiscal years prior to date of termination, subject to any maximum severance amount determined by the Company’s Executive Compensation and Corporate Governance Committee from time to time.  See Summary Compensation Table as set out in item (A) above for information concerning the Named Executive Officer’s Annual Salary and Bonus.

(H)

COMPOSITION OF THE EXECUTIVE COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE

In 2005, the Company’s Executive Compensation and Corporate Governance Committee consisted of Messrs. Berner, Faucher and Moorhouse (the “ECCG Committee”), a majority of whom have been determined by the Board as “independent” based on the criteria for independence set forth in Multilateral Instrument 52-110 (MI52-110).   None of the members of the ECCG Committee has any indebtedness to the Company or any of its subsidiaries, nor have they any material interest, or have any associates or affiliates which have any material interest, direct or indirect, in any actual or proposed transactions in the last financial year which have materially affected or would materially affect the Company or any of its subsidiaries.  Messrs. Berner, Faucher and Moorhouse currently sit as members of the ECCG Committee.

(I)

REPORT ON EXECUTIVE COMPENSATION

The compensation of the Company’s Named Executive Officers is reviewed annually by the ECCG Committee.  The ECCG Committee also evaluates the performance of the Company’s Named Executive Officers and reviews the design and competitiveness of the Company’s compensation plans.  The Company’s executive compensation program consists of an annual base salary, performance bonus and a longer term component consisting of stock options.

(a)

Executive Compensation Program

The Company’s executive compensation program is based on a pay for performance philosophy.  The executive compensation program is designed to encourage, compensate and reward executives on the basis of individual and corporate performance, both in the short and the long term.  Base salaries are set at levels which are intended to be competitive with the base salaries paid by corporations of a comparable size within the mining industry, thereby enabling the Company to compete for and retain executives critical to the Company’s long term success.  Incentive compensation is directly tied to corporate and individual performance.  Share ownership opportunities are provided to align the interests of the executives and senior managers with the longer term interests of shareholders.  External compensation and benefit consultants conduct surveys to provide competitive data reflecting comparable knowledge, skills and talents and related compensation levels.  Variables such as asset size, production levels, financial performance and rates of growth influence compensation levels and are analyzed and considered in fixing compensation levels.

Compensation for the Named Executive Officers, as well as for other senior managers, consists of a base salary, along with annual incentive compensation in the form of an annual bonus, and a longer term incentive in the form of stock options granted.  As a senior manager’s level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options, thereby increasing the mutuality of interest between senior managers and shareholders.

(b)

Base Salary

The ECCG Committee recommends the base salaries for the Named Executive Officers based on reviews of market data from peer group, industry and national surveys provided by independent consultants.  The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company.

(c)

Performance Bonus

The Company provides for cash performance bonuses to the Named Executive Officers and senior managers under its Annual Incentive Compensation Scheme.  The bonus is based upon corporate, divisional and individual performance.  The level of incentive compensation that an individual can earn, expressed as a percentage of base salary, is determined by the level of responsibility and significance of the position within the Company.  The actual percentage earned is based upon individual and corporate targets and objectives such as building the Company’s asset base, increasing investor awareness and recognition, cash flow generation, hedging gains, business development, safety and mineral reserves.  Each performance level is weighted relative to its significance to the operations governed by the individual manager.  In a given year, the Company’s managers may be paid a higher, lower or zero bonuses, depending upon which targets and objectives have been attained or surpassed.

The ECCG Committee met on December 7, 2005 and assessed the performance of the Named Executive Officers against the objectives set by the Board for the year ended December 31, 2005.  The ECCG Committee concluded that the Company had successfully achieved all of its corporate objectives set for the year, the highlights of which were the successful completion of a bankable feasibility study of the Company’s Casa Berardi Project and the securing of project financing for the construction and development of the Casa Berardi Project.  Accordingly, the ECCG Committee recommended that the Named Executive Officers’ performance bonuses be established at 100% of the maximum allowable limit for 2005.  The Named Executive Officers’ performance bonuses for fiscal year 2005 were subsequently approved by the Board on December 14, 2005.

(d)

Stock Options

The Company’s Stock Option Plans (the “Stock Option Plans”) are administered by the Board of Directors. The Stock Option Plans are designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance.  The ECCG Committee considers stock option grants when reviewing senior officer compensation packages as a whole.

The Board of Directors determines, after reviewing recommendations of the Chief Executive Officer and the ECCG Committee, the key employees to whom grants are to be made and determines the terms and conditions of the options forming part of such grants.  Individual grants are determined by an assessment of an individual’s current and expected future performance, level of responsibilities and the importance of the position to the Company.

The number of stock options which may be issued under the Company’s Stock Option Plans in the aggregate and in respect of any fiscal year is limited under the terms of the Stock Option Plans and cannot be increased without shareholder approval.  Stock options have up to a ten year term, are exercisable at the market price (as defined in the Stock Option Plans) of the Company’s Common Shares on the date of grant, and generally vest on the date of grant.  Generally, a holder of stock options must be a director, an officer, an employee or a consultant engaged by the Company, a subsidiary or an affiliate in order to exercise stock options.

Please refer to “OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR ENDED DECEMBER 31, 2005”, under Executive Compensation above, for information concerning options granted to the Named Executive Officers during the most recently completed financial year.  In addition, please refer to ”STOCK OPTION PLANS” under Director Compensation below, for further information concerning the Company’s Stock Option Plans.

(e)

Chief Executive Officer Compensation

The Compensation of the Chief Executive Officer consists of an annual base salary, incentive bonus related to corporate performance, and incentive stock options determined in the manner described in the above discussion of compensation for all senior managers.

The base salary of the Chief Executive Officer is established in accordance with the range of compensation for CEO’s of comparable companies.  The comparable companies are natural resource companies involved in the acquisition, exploration, financing, development and operation of mineral properties.  The Chief Executive Officer can earn a target bonus of up to 40% of his base salary, which, if added to his base salary, brings the resulting total cash compensation to a competitive level.

At the end of the fiscal year, the Executive Compensation and Corporate Governance Committee (the “ECCG Committee”) meets to review and measure the Company’s performance against the objectives that were set out by the Board at the beginning of the year.  The ECCG Committee then makes recommendations to the full Board with respect to the Company’s performance and its executive compensation package.  The Board then determines the Chief Executive’s Officer’s compensation, based on the report from the ECCG Committee and the Company’s success in achieving the Company’s 2005 corporate objectives.

The ECCG Committee met on December 7, 2005 and reviewed trends in comparative executive compensation data for similarly sized companies within the mining industry.  The CEO’s annual salary together with performance bonus is targeted at the medium to upper end of the applicable comparator group.  The ECCG Committee recommended a 4% increase in the CEO’s annual salary for the fiscal year 2006. The CEO’s performance bonus for fiscal year 2005 and annual salary increase for fiscal year 2006 were, subsequently, approved by the Board on December 14, 2005.

(f)

Other Compensation

Certain officers of the Company have entered into employment agreements with the Company, which specify the minimum level of annual base salary to be paid to such officers, as well as other terms of employment. (See “TERMINATION OF EMPLOYMENT, CHANGES IN RESPONSIBILITY AND EMPLOYMENT CONTRACTS” above for further information.)

Officers of the Company are also entitled to receive all other benefits that are available to employees of the Company generally.

(J)

SHARE PERFORMANCE GRAPH

The following graph and table illustrates the Company’s five-year (to December 31, 2005) cumulative shareholder return based on a $100 investment (on December 31, 2000) compared to the cumulative return on a comparable investment on the S&P/TSX Gold Index and the S&P/TSX Composite for the same period, each Index as published by the Toronto Stock Exchange.

The year-end values of each investment are based on share appreciation plus dividends paid in cash, with the dividends reinvested on the date they were paid.  The calculations exclude trading commissions and taxes.  Total shareholder returns from each investment can be calculated from the year-end investment values shown in the following graph.

FIVE-YEAR TOTAL COMMON SHAREHOLDERS’ RETURN
(Based on an initial investment of Can. $100 on December 31, 2000 to December 31, 2005)

$400
$350
$300
$250
$200
$150
$100
$50
$0

	2000	2001	2002	2003	2004	2005
Aurizon Mines Ltd.	$100	$50	$264	$352	$280	$311
S&P/TSX Gold Index	$100	$123	$155	$180	$166	$202
S&P/TSX Composite	$100	$87	$77	$97	$111	$138

click on chart to enlarge

(K)

COMPENSATION OF DIRECTORS

(a)

Annual Retainers and Meeting Participation Fees

During the most recently completed financial year, the Company’s non-executive (non-employee) directors were paid as follows:

Annual Retainers:

Directorship

$10,000

Lead Director

$3,000

Audit Committee Chairman

$3,000

ECCGC Chairman

$1,500

Meeting Participation Fee per Meeting:

Director Meeting:

$1,000

Committee Meeting

$1,000

During the most recently completed financial year, a total of $ $143,500 was earned by non-executive directors in respect of annual retainers and meeting participation fees.

The following table sets forth information concerning individual grants of options to purchase securities of the Company made during the most recently completed financial year to the Directors of the Company (excluding the Named Executive Officers):

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR ENDED DECEMBER 31, 2005
Name of Director and Position as at Financial Year End (a)	Securities Under Options Granted (1) (#) (b)	% of Total Options Granted in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options on the Date of Grant ($/Security) (e)	Expiration Date (f)
Sargent H. Berner, Director	60,000	3.87%	$1.50	$1.23	May 17, 2008
	40,000	2.58%	$1.37	$1.37	December 7, 2010
Richard Faucher, Director	60,000	3.87%	$1.50	$1.23	May 17, 2008
	40,000	2.58%	$1.37	$1.37	December 7, 2010
Brian S. Moorhouse, Lead Director	60,000	3.87%	$1.50	$1.23	May 17, 2008
	40,000	2.58%	$1.37	$1.37	December 7, 2010
Frank A. Lang, Director	60,000	3.87%	$1.50	$1.23	May 17, 2008
	40,000	2.58%	$1.37	$1.37	December 7, 2010
Robert Normand, Director	60,000	3.87%	$1.50	$1.23	May 17, 2008
	40,000	2.58%	$1.37	$1.37	December 7, 2010

(1)

The options became exercisable on the date of grant.

(b)

Stock Option Plans

The Company currently has two formalized stock option plans for the granting of incentive stock options to the executive officers, senior managers, employees, directors and consultants (the “Plans”).  As at December 31, 2005, the Plans provide that, subject to the requirements of the stock exchanges on which the Company’s shares are listed, the aggregate number of securities reserved for issuance under the Plans, together with the number of securities reserved for issuance under other outstanding incentive stock options and options for service, may not exceed 7,637,900 Common Shares.  As at December 31, 2005, this amount represented 5.47% of the Company’s outstanding share capital or 5.38% of the fully diluted share capital).  Pursuant to the Plans, as at December 31, 2005, the Company had granted options for the purchase of up to an aggregate of 2,482,500 Common Shares (representing 1.78% of the Company’s current outstanding share capital or 1.75% of the fully diluted share capital) to its executive officers, senior managers, directors, employees and consultants of the Company.  The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the executive officers, senior managers, directors, employees, and consultants of the Company ( the "Participants") and to closely align the personal interests of such persons to those of the shareholders.

Subject to the provisions of the Plans, the total number of Optioned Shares to be made available under the Plans and to any Participant, and the terms and conditions of options  is determined by the Board.  The total number of shares to be optioned to any one Participant will not exceed 5% of the Company’s outstanding issued share capital.  The exercise price is determined by the Board of Directors but shall in no event be less than the market price of the common shares of the Company on the Toronto Stock Exchange at the time of the grant of the option.  For the purposes hereof "market price" shall be the closing sales price of the Company's common shares on the Toronto Stock Exchange on the trading day immediately preceding the day on which the option is granted, or if no sale is reported on such day, the closing sale price on the last previous business day on which such shares were traded.  All options granted under the Plans expire on the date determined by the Board of Directors at the time of the grant, but not later than that date which is 10 years from the date such options were granted.

If a grant of an option or options pursuant to the Plans, together with all of the Company's other previously established or proposed Share Compensation Arrangements, could result, at any time, in:

(i)

the number of shares reserved for issuance pursuant to stock options granted to Insiders exceeding 10% of the Outstanding Issue; or

(ii)

the issuance to Insiders, within a one-year period, of a number of shares exceeding 10% of the Outstanding Issue; or

(iii)

the issuance to any one Insider and such Insider's Associates, within a one-year period, of a number of shares exceeding 5% of the Outstanding Issue,

the share compensation arrangement under which the option or options were granted must be approved at a meeting of shareholders of the Company by a majority of the votes cast at the shareholders' meeting other than votes attaching to securities beneficially owned by the Insider and the Insider’s associates.

For the purposes of paragraphs (a), (b) and (c) of this Section, an entitlement granted prior to the grantee becoming an Insider shall be excluded in determining the number of shares issuable to Insiders.

An option granted under the Plans is not transferable or assignable (whether absolutely or by way of mortgage, pledge or other charge) by a Participant other than by will or by testamentary instrument or the laws of succession and may be exercised during the lifetime of the Participant only by such Participant.

If a Participant is dismissed as an officer, employee or consultant by the Company or by one of its subsidiaries for cause, all unexercised option rights of that Participant under the Plans shall, unless otherwise expressly determined by the Board of Directors of the Company, immediately become terminated and lapse, notwithstanding the original term of the option.

If a Participant ceases to be a director, officer or employee of or consultant to the Company or one of its subsidiaries for any reason other than as a result of having been dismissed for cause, or as a result of the Participant's death, such Participant shall have the right for a period of 30 days (or until the normal expiry date of the option rights of such Participant if earlier), from the date of ceasing to be an officer, director, consultant, or employee to exercise the option under the Plans with respect to Optioned Shares of such Participant to the extent they were exercisable on that date, unless otherwise determined by the Board of Directors.  Upon the expiration of such a 30-day period, unless otherwise determined by the Board of Directors, all unexercised option rights of that Participant shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to such Participant under the Plans.

The Board of Directors may from time to time amend or revise the terms of the Plans or may discontinue the Plans at any time, provided that no such action may in any manner adversely affect the rights under any options earlier granted to a Participant under the Plans without consent of that Participant.

Except as disclosed, any amendment to the Plans or to any option granted under the Plans requires the approval of the Toronto Stock Exchange and any other stock exchange on which the Company's shares are listed.  In addition, any material amendment to an option held by an Insider, including a change in the exercise price or the expiry date, must be approved by a majority of votes cast at a meeting of shareholders, other than votes attaching to securities beneficially owned by the Insider and the Insider's associates.

An "amendment" includes any change relating to financial assistance provided by the Company, directly or indirectly, in connection with the Plans or an option granted hereunder.  An "amendment" does not, however, include an accelerated expiry of any option due to the grantee ceasing to be an employee or director.

Shareholder approval, where required hereunder, may be given by way of confirmation at the next meeting of shareholders after the amendment is made, provided that no shares are issued pursuant to the amended terms prior thereto.

Please see “OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR ENDED DECEMBER 31, 2005”, under Executive Compensation above, for information concerning options granted to the Named Executive Officers and Directors during the most recently completed financial year.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As of the end of the Company’s most recently completed financial year, the following table sets forth details with respect to compensation plans under which equity securities of the Company are authorized for issuance, for all compensation plans previously approved by security holders; and all compensation plans not previously approved by security holders:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Stock Option Plans previously approved by security holders	2,482,500	$1.64	5,155,400

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors of the Company believes that sound corporate governance practices are essential to the well-being of the Company and its shareholders, and that these practices should be reviewed regularly to ensure that they are appropriate.  This Statement of Corporate Governance Practices has been approved by the Board of Directors.

Management and the Board of Directors have monitored and, where appropriate, responded to both Canadian and U.S. regulatory developments aimed at improving corporate governance and increasing corporate accountability.  The Board of Directors of the Company continues to evaluate, develop and improve on its corporate governance regime. In 2005, the Canadian Securities Administrators (“CSA”) finalized National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines(“NP 58-201”) (the “New Governance Rules”).  The following disclosure of the Company’s approach to corporate governance outlines the various procedures, policies and practices that the Company and the Board of Directors have implemented to address and reflect current best practices and discloses the corporate governance practices of the Board of Directors relative to the New Governance Rules, and specifically to Form 58-101F1 of NI 58-101.

(A)

BOARD OF DIRECTORS

(a)

The Board of Directors is presently composed of seven (7) members.  Pursuant to NI 58-101, the Board of Directors considers that four (4) members, namely Messrs. Faucher, Lang, Moorhouse, and Normand, are outside, “independent” directors within the meaning of MI 52-110.  In determining “independence” the Board considered whether or not the individual had a “material relationship” with the Company, as that term is defined in MI 52-110, and the Board concluded that the Company’s “independent” directors did not have a material relationship with the Company.

(b)

Pursuant to NI 58-101, the Board of Directors considers that three (3) members, namely Messrs. Berner, Hall, and Walton are not “independent” within the meaning of MI 52-110.

The Board of Directors considers that Mr. Hall, the Chairman, President and Chief Executive Officer of the Company, and Mr. Walton, the Executive Vice-President and Chief Financial Officer, both having a “material relationship” with the Company, are not independent.  Given the size and present stage of development of the Company, the Board believes that it is reasonable that two of the individuals who are most instrumental in providing leadership, strategy and development of the Company, sit as members of the Board.  In light of measures detailed in (e) and (f), in order to preserve their collective independence, the other directors consider that their ability to function independently from management and to have access to Company personnel at any time, is not impeded by the presence of Mr. Hall and Mr. Walton on the Board.

The Board of Directors considers that Mr. Berner, who was formerly a Partner of, and is currently an Associate Counsel of DuMoulin Black, the Company’s solicitors, is considered to have a “material relationship” with the issuer within the meaning of MI 52-110 and, as such, is not considered to be “independent”, as that term is defined under MI 52-110.  Notwithstanding the definition of “independence”, the Board of Directors considers that Mr. Berner exercises judgement with respect to all matters pertaining to the Company entirely independent of management.

(c)

The Board of Directors is presently constituted with a majority of individuals who qualify as “independent” Directors.

(d)

Certain directors of the Company are also directors of other public companies in Canada and in other jurisdictions.  Information as to such other directorships, as provided by the individual directors, is set out below:

Name and Position	Other Directorships Held in Public Companies in Canada and Other Jurisdictions	Principal Business Activities Outside the Company
Sargent H. Berner, Director	Emgold Mining Corporation, Cream Minerals Inc., Sultan Minerals Inc., Titan Logix Corp., Valgold Resources Ltd., Arrabiata Capital Corp., Pacific Ridge Exploration Ltd.	Associate Counsel, DuMoulin Black, Barristers and Solicitors; President, Kent Avenue Consulting Ltd.
Richard Faucher, P. Eng. Director	Canadian Royalties Inc., GlobeStar Mining Corporation, Niocan Inc., and Plexmar Resources Inc.	Chief Operating Officer, Canadian Royalties Inc.
David P. Hall, Chartered Accountant Director, Chairman, President and Chief Executive Officer	Yale Resources Ltd.	None
Frank A. Lang, P. Eng. Director	Cream Minerals Ltd., Emgold Mining Corporation, Acrex Ventures Inc., Sultan Minerals Inc., and Valgold Resources Ltd.	Director and Chairman and /or President of companies listed under “Other Directorships Held”
Brian S. Moorhouse Lead Director	Vega Management Corporation, a private investment company	President, Vega Management Corporation
Robert Normand, Chartered Accountant Director	Quebecor World Inc., Cambior Inc., ING Canada Inc., Sportscene Restaurants Inc., Fonds Investissements Rea, Enerplus Resources Fund	Director of companies listed under “Other Directorships Held”
Ian S. Walton, Chartered Accountant Director, Executive Vice-President and Chief Financial Officer	None	None

(e)

The Board of Directors regularly holds private sessions without the presence of the Named Executive Officers, who are also directors, and management.  Although a majority of the Directors present during private sessions qualify as “independent” Directors, Mr. Berner, a non-independent Director, is also usually present.  Although Mr. Berner is not considered to be “independent”, as that term is defined under MI 52-110, the Board of Directors considers that Mr. Berner exercises judgement with respect to all matters pertaining to the Company and legal matters entirely independent of management and the Board believes that it is reasonable and in the Company’s best interest to have Mr. Berner present during private sessions of the Board.  Furthermore, the Board believes that because a majority of the directors present during private sessions qualify as “independent” Directors, Mr. Berner’s status will not adversely affect the ability of the Board to act independently of management.

(f)

Mr. Hall is Chairman of the Board of Directors, Chief Executive Officer and President of the Company.  Mr. Hall is not an “independent” director.  The separation of the roles of the board chair and the chief executive officer is an issue that the Board of the Company regularly reviews.  The Board has determined that separation at this time would not be beneficial to Aurizon and would limit the Board’s flexibility to act in the best interests of Aurizon and its shareholders.  The combination of the position of Chairman and Chief Executive Officer allows the Chairman of the Board of Directors to have more detailed knowledge of the business and activities of Aurizon than would be possible in the case of a non-executive Chairman.  However, in early 2003, the Board, with the encouragement of the Chairman and Chief Executive Officer, decided to create the position of Lead Director, with the responsibility to ensure that the Board executes its mandate independently of management.  Mr. Brian S. Moorhouse, Chairman of the ECCG Committee and an independent Director, is currently serving as the “Lead Director”.

(g)

During the most recently completed financial year, the following is a record of attendance by directors and committee memberships:

Director	Committee Memberships	Board Meeting Attended	Committee Meetings Attended	Total Number of Meetings Attended
Executive (employee) Directors
David P. Hall, Chairman, President & Chief Executive Officer	n/a	11 of 11	n/a	11 of 11
Ian S. Walton, Executive Vice President & Chief Financial Officer	n/a	11 of 11	4 of 4 [1]	15 of 15
Non-executive Directors
Sargent H. Berner	Executive Compensation & Corporate Governance Committee	10 of 11	2 of 2	12 of 13
Richard Faucher	Executive Compensation & Corporate Governance Committee & Audit Committee	11 of 11	6 of 6	17 of 17
Peter Ferderber (Former Director)[2]	n/a	5 of 5	n/a	5 of 5
Frank A. Lang	n/a	11 of 11	n/a	11 of 11
Brian S. Moorhouse, Lead Director	Executive Compensation & Corporate Governance Committee (Chair) & Audit Committee	11 of 11	6 of 6	17 of 17
Robert Normand	Audit Committee (Chair)	10 of 11	4 of 4	14 of 15
William E. Vance (Former Director) [2]	n/a	5 of 5	n/a	5 of 5

1

Mr. Walton, as the Company’s Chief Financial Officer, generally attends all Audit Committee Meetings.  However, Mr. Walton is not present when private sessions of the Audit Committee Meetings are held.  In 2005, two private sessions of the Audit Committee were held.

2

Mr. Peter Ferderber and Mr. William E. Vance retired from the Board of Directors effective as of the Annual General Meeting held on May 17, 2005.

SUMMARY OF 2005 MEETINGS

Full Board – 11
Number of Meetings which included Sessions without the presence of Named Executive Officers who are also Directors – 5

Audit Committee – 4
Number of Meetings which included Sessions without the presence of Named Executive Officers – 2

Executive Compensation and Corporate Governance Committee – 2

All of the Executive Compensation and Corporate Governance Committee Meetings held in 2005 were held without the presence of Executive Directors.  The Company’s Corporate Secretary generally attends all Executive Compensation and Corporate Governance Meetings, however she is not present during private sessions, which are regularly held.   Number of Meetings which included Sessions without the presence of any management including the Corporate Secretary  – 2

(B)

BOARD MANDATE

The Board of Directors adopted a written mandate for the Board (the “Board of Directors Mandate”) in fiscal 2003 whereby the Board of Directors is required to further the objectives of the Company by directing, supervising and otherwise reviewing and approving the stewardship of the Company.  A copy of the Board of Directors Mandate, which is reviewed annually, is attached to this Circular as Schedule “A”.  The Executive Compensation and Corporate Governance Committee (the “ECCG Committee”) is responsible for annually reviewing current developments relating to corporate governance and, if required, propose to the Board changes to its mandate and corporate governance policy.

(a)

During 2005, the ECCG Committee met on February 24, 2005 to:  assess the CEO against the corporate objectives set by the Board for the fiscal year 2004, and to generally assess the performance of senior management; review Executive Compensation; review and develop the corporate objectives that the CEO is responsible for meeting for the fiscal year 2005, review board size, attendance records of Directors at meetings and assess the contributions made by individual directors at those meetings; review current developments relating to corporate governance and assess the Company’s corporate governance policy, review the Lead Director’s Mandate; review the ECCG Committee’s charter; review the Board’s past years’ proceedings to evaluate efficiency; and to review the Company’s disclosure of its Corporate Governance practices, as set out in the Statement of Corporate Governance Practices published in the Company’s annual Information Circular to Shareholders.  These matters were subsequently reported to the Board and approvals were requested, where required.

During 2005, the ECCG Committee also met on December 6, 2005 to: assess the CEO against the corporate objectives set by the Board for fiscal year 2005, and to generally assess the performance of senior management;  review Executive Compensation; review non-employee Directors’ Remuneration; review and consider the granting of incentive options under the Company’s stock option plans; review and develop the corporate objectives that the CEO is responsible for meeting for the ensuing fiscal year 2006; review the Company’s CEO and board position descriptions; review the Company’s Delegation of Authority chart which sets out the definition of the limits to management’s responsibilities; review issues related to the indemnification of Directors & Officers; and D&O insurance.  These matters were subsequently reported to the Board and approvals were requested, where required.

The ECCG Committee also met on February 27, 2006 to review board size, attendance records of Directors at meetings and assess the contributions made by individual directors at those meetings; review current developments relating to corporate governance and assess the Company’s corporate governance policy, review the Lead Director’s Mandate; review the ECCG Committee’s charter; review the Board’s past years’ proceedings to evaluate efficiency; and to review the Company’s disclosure of its Corporate Governance practices, as set out in the Statement of Corporate Governance Practices published in the Company’s annual Information Circular to Shareholders.  These matters were subsequently reported to the Board and approvals were requested, where required.

The Board relies on management for the preparation of periodic reports, and to provide the support and information necessary to enable the Board to fulfill its obligations effectively.

All material transactions must be reviewed and approved by the Board prior to implementation.  Any responsibility that is not delegated to senior management or a Board committee remains with the full Board.  One of the Board’s responsibilities is to review and, if thought fit, to approve opportunities as presented by management and to provide guidance to management.  The Board’s strategic planning process involves having regular Board meetings to review reports on the Company's operations, and exploration and development programs, and permits meeting with management on a regular basis, and reviewing business opportunities as presented by management.

The Board also meets to: plan for the future growth of the Company; identify risks of the Company’s business, and provide for the implementation of appropriate systems to manage these risks; monitor senior management; and ensure timely disclosure of material transactions through the issuance of news releases and financial statements.  There were eleven (11) meetings of the Board last year, within which there were five (5) private sessions held without the presence of executive directors.  The Board reviews financial performance quarterly.  Frequency of meetings and nature of agenda items may change depending upon the state of the Company’s affairs and in light of opportunities or risks that the Company faces.  When necessary and appropriate, issues may be approved and adopted by the Board by way of Written Resolutions.

(C)

POSITION DESCRIPTIONS

The ECCG Committee is responsible for annually reviewing position descriptions and, if required, propose changes to the Board.  The ECCG Committee is also responsible for reviewing and developing, for recommendation to the Board, the Corporate Objectives that the Chief Executive Officer is responsible for meeting.  The Corporate Objectives are then reviewed, adopted and, if thought fit, approved by the full Board.

(a)

The Board has developed written position descriptions for the Chairman and the Board of Directors of the Company.  In addition, the Board has adopted a written mandate for the Lead Director and the Chairman of the Audit Committee.  At a meeting held on December 7, 2005 the ECCG Committee reviewed and developed, for recommendation to the Board, the corporate objectives that the Chief Executive Officer is responsible for meeting for the fiscal year 2006 (the “Corporate Objectives”).  The Board approved the Corporate Objectives at a meeting held on December 14, 2005.

(b)

The Board has developed written position descriptions for the Chief Executive Officer.

(D)

ORIENTATION AND CONTINUING EDUCATION

(a)

The Company’s ECCG Committee is responsible for determining appropriate orientation and education programs for new Board members.  While the Company has not had a new director since November, 2002, each Director is provided with a Directors’ Manual, which contains, among other things, a record of historical public information about the Company, as well as copies of the Board’s mandate, the charters of the board and its committees, corporate policies, and other relevant information.  The Directors’ Manual is updated regularly.  Immediately upon their nomination, new Directors would be provided with a copy of the Directors’ Manual, and, within the first year of their election, would be invited to tour the Company’s operations.

(b)

Directors are provided with a monthly report, which details the company’s business results and operations.  Senior management regular makes presentations to the full board on the main areas of the Company’s business.  In June 2004, the Board conducted a surface and underground site visit to the Company’s Casa Berardi property in Quebec and met with the Company’s operations and technical team.  Another site visit to Casa Berardi for the full Board is planned for the second quarter of 2006.

(E)

ETHICAL BUSINESS CONDUCT

(a)

In fiscal 2003, the Board of Directors adopted a Code of Business Ethics (the “Code of Ethics”) that is applicable to all of the Company’s directors, officers, and employees.  The Code of Ethics was amended in early 2006, to ensure its consistency with recommendations under NI 58-101.  The Code generally outlines standards of conduct that should be met in carrying out one’s employment with the Company including:  conflict of interests; protection and proper use of Company assets and opportunities; confidentiality; fair dealing; public disclosure; compliance with laws, rules and regulations; environmental, safety, and occupational health practices; compliance and reporting; and waivers of the code.

(i)

The Code of Ethics is available on the Company’s website at www.aurizon.com and on the SEDAR website at www.sedar.com.

(ii)

It is ultimately the Board of Directors’ responsibility for monitoring compliance with the Code of Ethics.  The Board of Directors has delegated this responsibility to the ECCG Committee which, among other things, reviews the Code of Ethics periodically.  To date, no waivers of the Code of Ethics have been granted.  The Company has also established a Whistle-Blowing Policy whereby the Board of Directors has delegated the responsibility of monitoring complaints regarding accounting, internal controls or auditing matters to the Lead Director and the Chairman of the Audit Committee.  Monitoring of accounting, internal controls and auditing matters, as well as violations of the law, the Code of Ethics and other Company policies or directives, occurs through the reporting of complaints and concerns in accordance with the Company’s Whistle-Blowing Policy.  A copy of the Whistle-Blowing Policy is available on the Company’s Web Site at www.aurizon.com

(iii)

Certain of the Company's directors serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms and such director will not participate in negotiating and concluding terms of any proposed transaction.

(F)

NOMINATION OF DIRECTORS

(a)

The Company’s ECCG Committee, a majority of whom are independent directors, is responsible for: considering what competencies and skills the Company’s Board of Directors, as a whole, should possess; recommending candidates for nomination, appointment, election and re-election to the Board and its committees; annually assessing Board performance; and determining appropriate orientation and education programs for new Board members.

The ECCG Committee is also responsible for assessing the contribution of the Board, committees and all directors annually, and planning for succession of the Board.  The ECCG Committee annually assesses the skills and competencies each existing director possesses and the contribution made by individual directors at meetings.  The Company’s ECCG Committee is also responsible for annually reviewing board size to ensure effectiveness.  Where appropriate, the ECCG Committee will make recommendations to the Board.

The ECCG Committee has a written charter that sets out the committee’s responsibilities, structure and operations. Pursuant to its charter, the ECCG Committee is empowered to approve, in circumstances that it considers appropriate, the engagement by any one or more directors of outside advisers at the Company’s expense.

(G)

COMPENSATION

(a)

The Company’s ECCG Committee is responsible for reviewing the adequacy and form of non-employee Directors’ compensation, and is directed to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director. The ECCG Committee annually reviews the adequacy and form of non-employee Directors’ compensation and makes recommendations to the Board with respect to the Company’s directorship fee structure.

The ECCG Committee also meets annually to review and measure the Company’s performance against the objectives that were set out by the Board at the beginning of the year.  The ECCG Committee then makes recommendations to the full Board with respect to the Company’s performance and its executive compensation package.

For further information, please refer to “EXECUTIVE COMPENSATION above.

(b)

The ECCG Committee is composed of a majority of independent directors.  The ECCG Committee is responsible for reviewing and recommending the CEO’s compensation, and executive compensation in general, however it is the full Board of Directors, in a private session, that ultimately determines the Company’s executive compensation packages.

(c)

The ECCG Committee has a written charter that sets out the committee’s responsibilities, structure and operations. Pursuant to its charter, and with respect to Compensation, the ECCG Committee is responsible to annually:

•

Assess the CEO against the corporate objectives set by the Board, and make recommendations to the Board with respect to the performance of senior management.

•

Review and make recommendations to the Board with respect to Executive Compensation and the non-employee Directors’ compensation and consider the possible granting of incentive options under the Company’s stock option plans.

•

Review and make recommendations to the Board with respect to Employment Agreements with the CEO and CFO and, where appropriate, make recommendations to the Board.

•

Develop the corporate objectives that the CEO is responsible for meeting for the ensuing year, for recommendation to the Board.

•

Develop CEO and board position descriptions for recommendation to the Board for the upcoming year, including the Company’s Delegation of Authority chart which sets out the definition of the limits to management’s responsibilities.

•

Review the Company’s Executive Compensation disclosure, as set out in the Statement of Executive Compensation published in the Company’s annual Information Circular to Shareholders,

Pursuant to its charter, the ECCG Committee is empowered to approve, in circumstances that it considers appropriate, the engagement by any one or more directors of outside advisers at the Company’s expense.

(H)

OTHER BOARD COMMITTEES

The Board does not have any standing committees, other than the Audit and ECCG Committees.  From time to time ad hoc committees of the Board are appointed.

(I)

ASSESSMENTS

The Company’s ECCG Committee (“ECCG Committee”) is responsible for assessing the contribution of the Board, committees and all directors annually.  The ECCG Committee annually reviews the attendance records of Directors at meetings and also assesses the contribution made by individual directors at those meetings.  Where appropriate, the ECCG Committee will make recommendations to the Board.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND OFFICERS

There was no indebtedness of any director, executive officer, senior officer, or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

APPOINTMENT OF AUDITORS

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia, as the auditors of the Company to hold office for the ensuing year at a remuneration to be fixed by the directors.

Disclosure regarding fees paid to PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia, the Company’s independent auditors for the two years ended December 31, 2005 and 2004 for profession services is included in the Company’s Annual Information Form filed under the Company’s profile on SEDAR at www.sedar.com.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No insider and no proposed director and no associate or affiliates of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company.

AUDIT COMMITTEE INFORMATION

Information regarding the Company’s Audit Committee, together with a copy of the Audit Committee’s charter, is contained in the Company’s Annual Information Form filed under the Company’s profile on SEDAR at www.sedar.com

MANAGEMENT CONTRACTS

All management services are provided by company employees.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no director or executive officer of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

(A)

OTHER MATTERS

Management of the Company is not aware of any matter to come before the Meeting other than as set forth in the notice of meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

(B)

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com.  In addition, security holders may contact the Company to request copies of the Company’s financial statements and MD&A by contacting Investor Relations at: Tel:  (604) 687-6600; Fax:  (604) 687-3932; Email: info@aurizon.com; Web Site:  www.aurizon.com; Toll Free Can./U.S.:  1-888-411-GOLD.    Financial Information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year, which are filed on SEDAR.

DATED this 28th day of March, 2006.
BY ORDER OF THE BOARD

David P. Hall, Chairman,
President & Chief Executive Officer

SCHEDULE “A”

AURIZON MINES LTD.

BOARD OF DIRECTORS MANDATE

I.

Board’s Purpose

The duties and responsibilities of Directors follow from applicable corporate laws, as well as those duties and responsibilities generally agreed and approved by the Board of Directors.  The intent is that the duties and responsibilities guide the Board in complying with all applicable Canadian and U.S. legal and regulatory requirements.

Directors are accountable to the shareholders of the Company.

II.

Board’s Mandate

The Board of Directors shall further the objectives of the Company by directing, supervising and otherwise reviewing and approving the stewardship of the Company.

All material transactions must be reviewed and approved by the Board prior to implementation.  Any responsibility that is not delegated to senior management or a Board committee remains with the full Board.  One of the Board’s responsibilities is to review and, if thought fit, to approve opportunities as presented by management and to provide guidance to management.  The Board relies on management for the preparation of periodic reports, and to provide the support and information necessary to enable the Board to fulfill its obligations effectively.

The Board has the responsibility to participate with management in developing and approving the mission of the business, its objectives and goals, the strategic plans arising therefrom, and monitoring subsequent performance against said plans.  Strategic issues are reviewed with management and addressed by the full Board at regularly scheduled Board meetings and at meetings specifically called for this purpose.  The Board’s strategic planning process involves having regular Board meetings to review reports on the Company's operations, exploration and development programs, and permits meeting with management on a regular basis, and reviewing business opportunities as presented by management.

The Board also meets to: plan for the future growth of the Company; identify risks of the Company’s business, thus ensuring the implementation of appropriate systems to manage these risks; monitor senior management; and ensure timely disclosure of material transactions through the issuance of news releases and financial statements.  The Board reviews financial performance quarterly.  Frequency of meetings as well as the nature of agenda items change depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces.  When necessary and appropriate, issues may be approved and adopted by the Board by way of Written Resolutions.

AURIZON MINES LTD.
BOARD OF DIRECTORS MANDATE

III.

Composition

The Board of Directors shall be comprised with a majority of individuals who qualify as unrelated directors.

In deciding whether a particular Director is a “related Director” or an “unrelated Director”, the Board of Directors shall examine the factual circumstances of each Director and consider them in the context of factors considered to be relevant.

If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the board of directors.

IV.

Independence from Management

All committees of the Board shall be made up of non-management directors.

In addition, the Board will designate an outside, unrelated director to serve as “Lead Director” with the responsibility to ensure that the Board executes its mandate effectively, efficiently and independently of management.

The Company’s Executive Compensation and Corporate Governance Committee is authorized to approve, in circumstances that it considers appropriate, the engagement by any one or more directors of outside advisers at the Company’s expense.

V.

Specific Responsibilities and Duties

The Board’s mandate includes the following duties and responsibilities:

1.

Reviewing and approving any proposed changes to the Company’s memorandum or articles.

2.

Be responsible for, and take appropriate action with respect to, any take-over bid, proposed merger, amalgamation, arrangement, acquisition of all or substantially all of the assets or any similar form of business combination, including the approval of any agreements, circulars or other documents in connection therewith.

3.

Approving payment of distributions to shareholders.

4.

Approving any offerings, issuances or repurchases of share capital or other securities.

AURIZON MINES LTD.
BOARD OF DIRECTORS MANDATE

5.

Approving the establishment of credit facilities and any other long-term commitments.

6.

Selecting and appointing, evaluation of and (if necessary) termination of the CEO.

7.

Succession planning and other human resource issues.  The appointment of all corporate officers requires Board authorization.

8.

Approving the compensation of the senior executive officers, including performance bonus plans and stock options.

9.

Adopting a strategic planning process, approving strategic plans, and monitoring performance against plans.

10.

Reviewing and approving annual operational budgets, capital expenditures and corporate objectives, and monitoring performance on each of the above.

11.

Reviewing policies and procedures to identify business risks, and ensure that systems and actions are in place to monitor them.

12.

Reviewing policies and processes, as recommended by the Company’s Audit Committee, to ensure that the Company’s internal control and management information systems are operating properly.

13.

Approving the financial statements and MD&A, and making a recommendation to shareholders for the appointment of auditors.

14.

Approving the Company’s code of business ethics, which includes a communications policy for the Company, and monitoring its application.

15.

Assessing the contribution of the Board, committees and all directors annually, and planning for succession of the Board.

16.

Arranging formal orientation programs for new directors, where appropriate.

VI.

Directors’ Remuneration and Expenses

The independent directors’ remuneration is fixed by the Board upon the recommendation of the Executive Compensation and Corporate Governance Committee.  The Directors are also entitled to be reimbursed for reasonable traveling and other expenses properly incurred by them in attending meetings of the Board or any committee thereof or in connection with their services as Directors.

AURIZON MINES LTD.
BOARD OF DIRECTORS MANDATE

VII.

Board Meetings Process

The powers of the Board may be exercised at a meeting for which notice has been given and at which a quorum is present or, in appropriate circumstances, by resolution in writing signed by all the directors.

Responsibility for Convening

Regular meetings of the Directors may be called and held at such time and at such place as the Board may by resolution from time to time determine.  Any Director may call a meeting of the Board at any time.

Notice of Meeting

Reasonable notice of the time and place of each meeting shall be given by mail or by telephone or any other method of transmitting legibly recorded messages.  A notice of meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified.

Quorum

The quorum for the transaction of business at any meeting of the Board shall be a majority of directors or such other number of Directors as the Board may from time to time determine according to the articles of the Company.

Chairman

The Chairman of the board is elected annually at the first meeting of the Directors following the shareholders meeting.

Voting

At all meetings of the Board every resolution shall be decided by a majority of the votes cast on the resolution and in case of any equality of votes, the Chairman has a second or casting vote.

Order of Business

The Board shall endeavor to conduct its business effectively and efficiently.  Accordingly, it shall be normal procedure to provide Directors with the agenda and materials at least five business days ahead of time in order that they may arrive at the meeting fully prepared.

AURIZON MINES LTD.
BOARD OF DIRECTORS MANDATE

Board meetings shall normally proceed as follows:

Review and approval of the minutes of the preceding meeting;
Business arising from the previous minutes;
Reports of committees;
President’s report, financial and operational reports;
Other business;
Setting the date and time of the next meeting;
Private session for non-executive directors,
  without the presence of management; and
Adjournment

Minutes of the meetings

A secretary should be named for each Board and committee meeting and minutes should be circulated at the latest one month after such meeting.  Minutes of the committees meetings will be given to each Board member.

VIII.

Lead Director

The Board shall designate an outside, unrelated director to serve as “Lead Director” with the responsibility to ensure that the Board executes its mandate effectively, efficiently and independently of management.  The Lead Director shall also serve as Chairman of the Executive Compensation and Corporate Governance Committee.

IX.

Annual Work Plan

	Quarterly	First Quarter	Fourth Quarter
Set Annual General Meeting and Record Dates		X
Receive Audit Committee’s Report regarding: Year-end Financial Statements; MD&A; management’s representation letter; External Auditors Work, Independence and fees; Auditor Recommendation.		X
Review and approve Year-end Financial Statements; MD&A; and management’s certification form thereof.		X
Recommend auditors for the ensuing year		X

AURIZON MINES LTD.
BOARD OF DIRECTORS MANDATE

	Quarterly	First Quarter	Fourth Quarter
Review and reassess the adequacy of the Company’s Code of Business Ethics and relevant corporate policies, as recommended by the Audit and/or Executive Compensation and Corporate Governance Committee.		X

Receive ECCGC’s Report regarding board size, board assessment, evaluation re past years proceedings; current developments relating to corporate governance; the Board’s mandate; the ECCGC’s charter and its membership

X
Review shareholders’ meeting proposals and the Company’s disclosure in its Proxy related material for the annual meeting of shareholders.		X
Review the Company’s Annual Report on Form 20-F and the Company’s Annual Information Form		X
Review and approve interim financial statements and related MD&A	X

Receive Audit Committee’s Report regarding: audit plan; accounting systems and procedures and internal controls; auditors’ engagement letter; and financial and accounting human resources; the Committee’s charter, membership, and self-assessment/evaluation

X

Receive the ECCGC’s report on its assessment of the CEO against the Company’s corporate objectives; Executive Compensation, including employment agreements with the CEO and CFO, and the non-employee Directors’ compensation and consider the granting of incentive options under the Company’s stock option plan.

X

Review and, if thought fit, approve Executive Compensation, including employment agreements with the CEO and CFO, and the non-employee Directors’ compensation and consider the granting of incentive options under the Company’s stock option plan.

X

AURIZON MINES LTD.
BOARD OF DIRECTORS MANDATE

	Quarterly	First Quarter	Fourth Quarter
Review and approve the corporate objectives that the CEO is responsible for meeting for the ensuing year (as recommended by the ECCGC).			X

Receive the ECCGC’s report regarding its review of the Company’s  descriptions for its CEO and board positions, including the Company’s Delegation of Authority chart which sets out the definition of the limits to management’s responsibilities..

X
Receive the ECCGC’s report on its review of the indemnification of directors and officers, and D&O insurance policy			X
Review and approve the Budget for the ensuing year			X
Review any proposed prospectus filings
Review and approve any material transactions not covered in the Budget. Material transactions include any transaction > $500,000.
Hold private sessions without the presence of management	X

This Board of Directors Mandate, as amended from time to time, was initially adopted by the Board of Directors of Aurizon Mines Ltd. on the 3rd day of April 2003.

By order of the Board of Directors

AURIZON MINES LTD.

Last Update:  March 2, 2006